Exhibit (e)(10)

First Amendment to Employment Agreement

Effective September 1, 2009, this Second Amendment to the Employment Agreement dated as of October 29, 2008 between GTSI Corp., a Delaware corporation (“Employer” or “GTSI”), and Peter Whitfield (“Employee”), amends the above-referenced Employment Agreement (the “Agreement”) as follows:

1.	Section 7(c)(ii) of the Agreement shall be, and hereby is, amended by deleting the entire text thereof and substituting in lieu thereof the following:

“(ii)(1) If, during the Term, a Change of Control (as defined below) occurs, any outstanding unvested options or any other stock awards (whether restricted stock or other awards) in GTSI common stock previously granted to Employee will have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of such Change of Control.

(2) If, during the Term, (x) a Change of Control occurs and Employee’s employment with GTSI is terminated without Cause or an event occurs constituting Good Reason (as defined below), or (y) one or more events that constitute a material breach of this Agreement leading to Employee’s resignation for Good Reason are effected in anticipation of a Change of Control, including but not limited to an attempt by GTSI or its successor to avoid GTSI’s or its successor’s obligations under this Agreement, Employee may, in his sole discretion, terminate the Term upon five days’ notice to Employer. Any vested options as set out above, shall remain in full force and effect.

(3) If Employee exercises his right to terminate the Term pursuant to Section 7(c)(ii)(2), Employer may, at its option, at any time after receiving such notice from Employee, relieve him of his duties hereunder and terminate the Term at any time prior to the expiration of said notice period.

(4) If the Term is terminated by Employee pursuant to this Section 7(c)(ii)(2) or by Employer pursuant to Section 7(c)(ii)(3), Employee will receive, commencing on the date of such termination of the Term (“Termination Date”) and ending on the 90th day after the first anniversary of the Termination Date (the “15-Month Severance Period”), severance payments in an aggregate cumulative amount equal to Employee’s Total Severance Amount (as defined below), provided that the severance amount payable during the first six months shall not exceed two times the maximum amount that may be taken into account under a qualified retirement plan under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended, for the year in which the Termination Date occurs. Any portion of these severance amounts scheduled but not payable under this Section 7(c)(ii)(4) during the first six months because of the limitation in the immediately preceding sentence shall be paid in a lump sum with the first severance payment due after the end of the six months. These severance amounts will be payable in the same times as provided in Section 7(a)(ii), and Employee will be entitled to the provision of all compensation and other benefits that will have accrued as of the Termination Date, including all vested options, paid leave benefits, and reimbursement of incurred business expenses. GTSI’s obligation to provide the foregoing will be subject to a reasonable release and waiver under the same or similar terms that have been or will be required of other executive officers.”

(5) For all purposes of this Agreement:

A. “Employee’s Total Severance Amount” means the sum of (x) the base salary, based on the rate thereof as of the Termination Date, that would have otherwise been payable to Employee during the 15-Month Severance Period had he remained in the Company’s employment during such period and (y) 125% of Employee’s Targeted Cash Bonus.

B. “Employee’s Targeted Cash Bonus” means, as of the respective Termination Date, the targeted annual cash bonus, at 100% achievement, as had been most recently established by the Company’s board of directors for Employee in respect of (x) the Company’s then current fiscal year, or (y) if the Company’s board of directors has not as of the Termination Date established Employee’s targeted annual cash bonus for the Company’s then current year, the Company’s most recently completed fiscal year.

C. “Good Reason” means any one of the following events, provided that (i) Employee has notified the Company of the existence of the event within 60 days after its initial occurrence or existence, (ii) the Company has not within 30 days after its receipt of the notice referenced in clause (i) above remedied the matter in compliance with this Agreement and (iii) within 30 days after the expiration of the 30-day period referenced in clause (ii) above, Employee provides the Company with notice of Employee’s termination of the Term: (1) any material diminution of Employee’s then existing annual base salary; (2) any material diminution of Employee’s duties, responsibilities, authority, reporting structure, titles or offices; (3) any material change in the geographic location at which Employee must perform his services hereunder; or (4) any other action or inaction by the Company that constitutes a material breach of its obligations under this Agreement.”

2.	Except as specifically amended herein, the Agreement shall remain in full force and affect.

GTSI and Employee have duly executed this Second Amendment effective as of September 1, 2009.

GTSI Corp.		Peter Whitfield

By:	/s/ James Leto	Signature:	/s/ Peter Whitfield
James J. Leto
Chief Executive Officer

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